JUPITER WELLNESS, INC.

1061 E. Indiantown Rd., Ste. 110

Jupiter, FL 33477

June 6, 2023

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Jane Park and Loan Lauren Nguyen

Re: Jupiter Wellness, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 12, 2023

Correspondence filed May 22, 2023

File No. 333-269794

Ladies and Gentlemen:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 23, 2023 (the “Comment Letter”) relating to amendment no. 1 to registration statement on Form S-1, which was submitted to the Commission by Jupiter Wellness, Inc. (the “Company” or “we”) on May 12, 2023 and Correspondence filed May 22, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Amendment No. 2 Registration Statement on Form S-1/A (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Correspondence filed May 22, 2023

General

1.	You disclose in your proposed disclosure that the company will own less than 50% of SRM Entertainment, Inc. (SRM) and will not be able to consolidate the operations of SRM and the company. Please revise to clarify your expected ownership percentage of SRM to give investors a reasonable idea of the impact of the proposed spin-off on the company’s financial statements.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Specifically, we have added disclosure regarding the reduced ownership percentage and the effect on the Company’s financial statements. Please see the page 29 of the Registration Statement for details.

2.	Please revise your proposed disclosure to address the potential tax liabilities that the company and its stockholders and warrant holders may be subject to as a result of the spin-off transaction.

Response: We have added disclosure discussing the potential tax liabilities to the Company and its shareholders and warrant holders. Please see the page 30 of the Registration Statement for details.

3.	We refer to your proposed disclosure of the spin-off of SRM Entertainment, Inc. Please consider revising the risk factor on page 12 regarding the SRM Entertainment, Inc. acquisition and include new risk factor disclosure regarding the spin-off.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see the page 14 of the Registration Statement for details. We have also removed the risk factor “We may be unable to successfully integrate the operations of SRM and may not achieve the benefits anticipated as a result of the SRM acquisition,” from the Registration Statement.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Sincerely,

/s/ Brian John
Brian John
Chief Executive Officer

cc: (via email)

Arthur Marcus